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                            June 29, 2021

       Mark Joslin
       Chief Financial Officer
       Pool Corporation
       109 Northpark Boulevard
       Covington, Louisiana 70433

                                                        Re: Pool Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            Form 8-K Furnished
April 22, 2021
                                                            File No. 000-26640

       Dear Mr. Joslin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis
       Financial Results, page 25

   1. We note that you discuss "adjusted operating expenses" here and throughout your filing. It appears based on your
discussion that "adjusted operating expenses" is a non-GAAP
                                                        measure. Please revise
to provide a description of this measure, label it as a non-GAAP measure, and provide
the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
       Results of Operations
       Net Sales, page 35

   2. We note your discussion of the factors that benefited your sales growth. These factors appear to focus on
sales growth and demand factors resulting from your pool-related
 Mark Joslin
FirstName  LastNameMark Joslin
Pool Corporation
Comapany
June       NamePool Corporation
     29, 2021
June 29,
Page 2 2021 Page 2
FirstName LastName
         offerings. We also noted in your earnings call on February 11, 2021 a discussion of the
         9% year-over-year growth for your "green business". To the extent that multiple factors, such as factors related to your landscape and irrigation offerings, impact your results, please provide a discussion of all relevant material factors. Refer to section III.B of
         SEC Release No. 33-8350 for guidance.
Reconciliation of Non-GAAP Financial Measures, page 37

3. We note your disclosure that "adjusted net income" and "adjusted diluted EPS" are useful to investors in assessing year-over-year performance. Please provide a more substantive explanation on the usefulness of these measures. Additionally, your statement on the usefulness of "adjusted diluted EPS" differs from your statement on the usefulness of the measure in your earnings release in the Form 8-K furnished on February 11, 2021. Please revise accordingly.
Note 1 - Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 55

4. Please tell us your consideration of providing disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note discussion on page 5 of different types of customers, as well discussion on page 35 of the differing economics for customers that service commercial installation, as compared to those who service retail customers. We also note your disclosure on page 19 of the various types of service centers, including the differing nature of the products being offered and their differing annual growth rates, specifically pool-related offerings as compared to irrigation and landscaping offerings.

Form 8-K Furnished April 22, 2021

Exhibit 99.1
Addendum
Adjusted EBITDA, page 7

5. We note your non-GAAP presentation and reconciliations of Adjusted EBITDA, and have the following comments:

                In reconciling your non-GAAP measure of    Adjusted EBITDA
to the comparable
              GAAP measure, please begin the reconciliation with the GAAP measure for equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
              102.10 of the staff   s Compliance and Disclosure Interpretations
on    Non-
              GAAP Financial Measures    (C&DI's) for guidance.
                You disclose that "Adjusted EBITDA" is provided as a non-GAAP liquidity measure;
              however, we note discussion of the measure follows a discussion on net income, indicating its use as a performance measure. Please advise.
 Mark Joslin
Pool Corporation
June 29, 2021
Page 3
                If you view "Adjusted EBITDA" as a liquidity measure, please tell us why you have provided a reconciliation from net income, a performance measure.
                If you view "Adjusted EBITDA" as a liquidity measure, please include all three major categories of the statement of cash flows with your presentation pursuant to
              Question 102.06 of the C&DI's.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at
202-551-
3307 with any questions.



FirstName LastNameMark Joslin                                Sincerely,
Comapany NamePool Corporation
                                                             Division of
Corporation Finance
June 29, 2021 Page 3                                         Office of Trade &
Services
FirstName LastName